Exhibit 99.5

                             SUBSCRIPTION AGREEMENT

TO: OUTBACK CAPITAL INC.

Gentlemen:

     The undersigned subscriber (the "Subscriber") desires to become a shareholder of Outback Capital Inc., an Alberta corporation (the "Company"), by purchasing 4,000,000 units upon the terms and conditions of this subscription agreement ("Subscription Agreement"). Each unit consists of one common share of the Company (a "Share") and one transferable share purchase warrant (a "Warrant"), collectively the "Securities". Each Warrant will entitle the holder to purchase one common share of the Company for a term of 24 months, at a price of 7.5 cents per share. In this regard, the Subscriber hereby represents and warrants to, and agrees with the Company as follows:

1. Subscription

     Subject to the terms and conditions of this Subscription Agreement, the Subscriber hereby agrees to purchase, and irrevocably tenders this Subscription Agreement for the purchase of 4,000,000 units of the Company (the "Units") as designated on the signature page of this Subscription Agreement, at the subscription price of CDN$0.05 per share. The Subscriber will make full payment for such Units by cheque or money order payable to "OUTBACK CAPITAL INC" on or before July 15, 2005.

2. Representations

     The Subscriber hereby represents and warrants to the Company that:

     (a) the Subscriber has had or been given the opportunity to have the proposed investment and all aspects thereof examined by and explained by the Subscriber's own legal counsel, tax advisor and/or financial consultant, or that the Subscriber has experience in business enterprises or investments entailing risk of a type or to a degree substantially similar to that entailed in an investment in the Company;

     (b) the Subscriber will be the sole beneficial owner of the Securities issued in the Subscriber's name pursuant to this Subscription Agreement, and will hold such beneficial interest without intent of resale;

     (c) the Subscriber understands that in the event that the Subscriber desires to transfer the Securities, there are substantial restrictions upon such transfer;

     (d) the Subscriber is purchasing the Securities solely for the Subscriber's own account and not for the benefit or the account of any other person or entity, and that the Subscriber is purchasing the Securities for purposes of investment only and has no present intention of distributing or reselling the Securities purchased, or any part thereof;

     (e) the Subscriber recognizes that the Company has not commenced business operations, and the Subscriber fully understands that an investment in the Securities involves a substantial degree of risk and may result in the total loss of the Subscriber's investment;

     (f)  the  Subscriber  is aware that no federal,  provincial or state agency has made any findings or determination as to the merits of this investment, nor any recommendation or endorsement, of the Securities subscribed hereby;
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     (g)  the  Subscriber  is aware that there is currently no public or private market for the Securities and that there is no assurance that any such market will be established at any time and that, accordingly, it may
          not  be  possible  for  the   Subscriber   readily  to  liquidate  the
          Subscriber's investment in the Company and that, in this regard, the Subscriber has adequate means to provide for the Subscriber's current needs and personal contingencies and has no need for liquidity of this investment;

     (h) the Subscriber understands that the Company has the right to accept or reject this Subscription Agreement, in whole or in part;

     (i) the Subscriber agrees not to transfer or assign this Subscription Agreement or any interest herein, and that, if this Subscription Agreement is accepted by the Company the assignment and transferability of the Securities subscribed for by the Subscriber will be governed by all applicable laws;

     (j) the Securities have not been, and will not be, registered under the United States SECURITIES ACT OF 1933, as amended. Accordingly, the Securities may not be offered or sold, directly or indirectly, in the United States (including its territories and possessions and territories subject to its jurisdiction) or to nationals or citizens or residents thereof or to persons normally resident therein, unless a registration statement has been filed or there is an available exemption from registration requirements. Any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the SECURITIES ACT OF 1933, as amended, or an exemption therefrom. The Company has not made any representation with respect to, nor has it assumed any responsibility for, the registration of the Securities or the availability of any exemption for the Subscriber's resale of the Securities; and the Company does not make any representation as to when, if at any time, the Securities may be resold in the United States or to such nationals or residents thereof;

     (k) the Subscriber's subscription has not been solicited in any manner contrary to the United States SECURITIES ACT OF 1933, as amended, or any applicable state securities laws, or the laws of any other applicable jurisdiction;

     (l)  the  Securities  were  not  offered  to  the  Subscriber   through  an
          advertisement in printed media of general and regular paid circulation, radio, or television, and no person has made to the Subscriber any written or oral representations:

          (i)  that any person will resell or repurchase the Securities;

          (ii) that any person will refund the purchase price of the Securities;

          (iii) as to the future price or value of the Securities;

          (iv) that the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post the Securities for trading on a stock exchange.

     The Subscriber understands that the Company is acting in reliance upon this Subscription Agreement and the representations and warranties of the Subscriber contained herein to determine that the Securities may be sold in reliance upon applicable exemptions from registration and prospectus requirements.

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3. Suitability Standards

     The Subscriber hereby represents and warrants to the Company that the Subscriber has a pre-existing personal or business relationship with the Company, or one or more of its officers or Directors, which relationship is of such a nature and duration so as to enable the Subscriber to be aware of the general business and financial circumstances of the Company.

4. Escrow/Pooling Agreements

     The Subscriber hereby acknowledges that the Securities may be subject to escrow or pooling restrictions imposed voluntarily or otherwise as a result of the Company conducting an equity financing to the public of British Columbia. In this regard, the Subscriber agrees to execute and deliver to the Company an escrow or pooling agreement in the form prescribed by any regulatory authority or public stock exchange having jurisdiction.

5. Irrevocability and Survival of Subscription

     The Subscriber hereby acknowledges and agrees that the Subscriber is not entitled to cancel, terminate or revoke this Subscription Agreement or any agreements of the Subscriber hereunder and that such Subscription Agreement and agreements shall survive the death or disability of the Subscriber.

6. Power of Attorney and Waiver of Pre-emptive Rights

     Effective  upon  the  acceptance  by  the  Company  of  this   Subscription
Agreement, the Subscriber:

     (a) irrevocably appoints the President or Secretary of the Company (the "Attorney") as the Subscriber's attorney and agent, with full power of substitution, to execute, swear to, acknowledge, deliver, make, file, amend and record when and as necessary, any instrument, pooling agreement, acknowledgment, undertaking, direction or other document required to be filed by the Company or the Subscriber with any competent securities regulatory authority in connection with the purchase and sale of the Securities, or considered necessary, in the opinion of the Attorney, to complete or perfect the transactions contemplated by this Subscription Agreement, or for the purpose of signing all waivers required under any applicable legislation, to waive any right that the Subscriber may have (if any) to subscribe for a pro-rata portion of any future Securities allotted and issued while the Company is a non-reporting Company;

     (b) declares that the power of attorney hereby granted is irrevocable and will survive the death, incapacity or bankruptcy of the Subscriber and will extend to and bind the Subscriber and the Subscriber's heirs, assigns, executors, trustees in bankruptcy or other legal representatives or successors; and

     (c) agrees to be bound by any representations made or actions taken by the Attorney if such representations or actions are made or taken in good faith and in accordance with the power of attorney hereby granted, and the Subscriber waives any and all defences which may be available to the Subscriber to deny, contest, or disaffirm any such representations or actions.

     I UNDERSTAND THAT THE FOREGOING SECURITIES SHALL BE ISSUED PURSUANT TO AN EXEMPTION GRANTED UNDER THE SECURITIES ACT, R.S.B.C. 1996, c. 418 OR THE RULES AND REGULATIONS PROMULGATED PURSUANT THERETO AND SHALL BE HELD BY ME SUBJECT TO

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THE RESALE RESTRICTIONS,  IF ANY, UNDER THAT ACT OR THE RULES AND REGULATIONS TO
THAT ACT. I FURTHER ACKNOWLEDGE THAT IT IS MY OBLIGATION TO ENSURE THAT I COMPLY WITH THE FOREGOING RESALE RESTRICTIONS, IF ANY, AT THE TIME I WISH TO TRADE ANY OF THE SECURITIES SUBSCRIBED FOR HEREUNDER AND THAT IT IS NOT THE OBLIGATION OF THE COMPANY OR ITS SOLICITORS TO KEEP ME INFORMED IN THIS REGARD.

     IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement on the date set forth hereinafter.

TOTAL NUMBER OF UNITS SUBSCRIBED FOR: 4,000,000 Units

TOTAL DOLLAR AMOUNT SUBSCRIBED FOR: $200,000


DATED this 15th day of April, 2005.


INTERNATIONAL GEMINI TECHNOLOGY INC.


Per: "signed"
    ---------------------------------
    Martin Schultz, Secretary

INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 - 828 Harbourside Drive
North Vancouver, BC  V7P 3R9
Tel. 604.904.8481  Fax. 604.904.9431


                                   ACCEPTANCE

The Company hereby accepts this Subscription Agreement.

Dated: April 16 , 2005


OUTBACK CAPITAL INC.


Per: "signed"
    ---------------------------------
    Douglas E. Ford, Director

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